UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Marine Products Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.10 par value

(Title of Class of Securities)

568427 10 8

(CUSIP Number of Class of Securities)

Ben M. Palmer

Vice President, Chief Financial Officer and Treasurer

Marine Products Corporation

2801 Buford Highway NE, Suite 520

Atlanta, Georgia 30329

(404) 321-7910

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert F. Dow, Esq.

Arnall Golden Gregory LLP

171 17th Street, Suite 2100

Atlanta, Georgia 30363

(404) 873-8706

Calculation of Filing Fee

Transaction Value(1)	Amount of filing fee(2)
$31,500,000	$3,172.05

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $31.5 million in value of the issuer’s common shares, $0.10 par value, at a price of $9.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016 equals $100.70 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,172.05	Filing Party: Marine Products Corporation
Form or Registration No.: Schedule TO	Date Filed: August 26, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 26, 2016 relating to an offer by Marine Products Corporation, a Delaware corporation (“MPC” or the “Company”), to purchase for cash up to 3.2 million of its outstanding common shares, $0.10 par value, at a purchase price of $9.00 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated August 26, 2016 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), as supplemented by Addendum to Offer to Purchase (the “Addendum”) filed herewith as Exhibit (a)(1)(F), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase and Addendum, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). The Company reserves the right, in its sole discretion, to increase the number of shares it purchases up to 3.5 million shares. The Tender Offer was approved by the Board of Directors on August 17, 2016.  This Amendment No.1 is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is MPC. The address and telephone number of MPC is set forth under Item 2(a) above. The names of the directors and executive officers of MPC are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address of each director and named executive officer of MPC is set forth in the Addendum under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and such information is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and in the Addendum under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” in the Addendum is incorporated herein by reference.

(b) Not applicable. “Section 9 — Source and Amount of Funds” in the Addendum is incorporated herein by reference.

(d) Not applicable. No funds will be borrowed. “Section 9 — Source and Amount of Funds” in the Addendum is incorporated herein by reference.

Item 11. Additional Information.

Item 11 of the Schedule TO is amended by adding the following:

On September 13, 2016, officers of the Company presented at the B. Riley & Co. 2nd Annual Consumer Conference in New York. A copy of management’s presentation is filed herewith as Exhibit (a)(5)(C), and incorporated by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 26, 2016*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016*

(a)(1)(F)	Addendum to Offer to Purchase, dated September 13, 2016

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press release announcing the Tender Offer, dated August 17, 2016*

(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated August 26, 2016*

(a)(5)(C)	Management’s Presentation at the B. Riley & Co. 2nd Annual Consumer Conference

(b)	None.

(d)(1)	Marine Products Corporation 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed on March 24, 2004) (File No. 001-16263)

(d)(2)	Form of stock option grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)

(d)(3)	Form of time lapse restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)

(d)(4)	Form of performance restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)

(d)(5)	Form of time lapse restricted stock agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on May 2, 2012) (File No. 001-16263)

(d)(6)	2014 Stock Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s definitive Proxy Statement filed on March 17, 2014) (File No. 001-16263)

(g)	None

(h)	None

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARINE PRODUCTS CORPORATION

Date: September 13, 2016	/s/ Ben M. Palmer
Ben M. Palmer Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 26, 2016*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016*

(a)(1)(F)	Addendum to Offer to Purchase, dated September 13, 2016

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press release announcing the Tender Offer, dated August 26, 2016*

(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated August 26, 2016*

(a)(5)(C)	Management’s Presentation at the B. Riley & Co. 2nd Annual Consumer Conference

(b)	None.

(d)(1)	Marine Products Corporation 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed on March 24, 2004) (File No. 001-16263)

(d)(2)	Form of stock option grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)

(d)(3)	Form of time lapse restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)

(d)(4)	Form of performance restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)

(d)(5)	Form of time lapse restricted stock agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on May 2, 2012) (File No. 001-16263)

(d)(6)	2014 Stock Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s definitive Proxy Statement filed on March 17, 2014) (File No. 001-16263)

(g)	None

(h)	None

*	Previously filed.